UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Urban Improvement Fund Limited – 1974

(Name of Issuer)

Units of limited partnership interest

(Title of Class of Securities)

N/A

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SP Millennium L.L.C. EIN: 91-2016296

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Washington, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,848 units of limited partnership

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,848 units of limited partnership

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,848 units of limited partnership

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.2%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SP Special L.L.C. EIN: 91-2163492

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Washington, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,848 units of limited partnership

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,848 units of limited partnership

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,848 units of limited partnership

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.2%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SP Real Estate L.L.C. EIN: 91-2163492

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Washington, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,848 units of limited partnership

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,848 units of limited partnership

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,848 units of limited partnership

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.2%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SP Investments II L.L.C. EIN: 91-2016532

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Washington, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,848 units of limited partnership

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,848 units of limited partnership

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,848 units of limited partnership

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.2%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John M. Orehek

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,848 units of limited partnership

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,848 units of limited partnership

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,848 units of limited partnership

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.2%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul H. Pfleger

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,227 units of limited partnership

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,227 units of limited partnership

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,227 units of limited partnership

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.5%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Urban Improvement Fund Limited – 1974
	(b)	Address of Issuer’s Principal Executive Offices 1201 Third Avenue, Suite 5400, Seattle, WA 98101

Item 2.
	(a)	Name of Person Filing** (1) SP Millennium L.L.C. (2) SP Special L.L.C. (3) SP Real Estate L.L.C. (4) SP Investments II L.L.C. (5) Paul H. Pfleger (6) John M. Orehek
	(b)	Address of Principal Business Office or, if none, Residence 1201 Third Avenue, Suite 5400, Seattle, WA 98101***
	(c)	Citizenship (1) Washington, U.S.A. (2) Washington, U.S.A. (3) Washington, U.S.A. (4) Washington, U.S.A. (5) United States of America (6) United States of America
	(d)	Title of Class of Securities Units of Limited Partnership Interest
	(e)	CUSIP Number None

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

**Attached to this Schedule 13G as Exhibit 1 is a Joint Filing Agreement between the persons specified above that this Schedule 13G is being filed on behalf of each of them.

*** This address applies to all six persons filing.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned as of December 31, 2003:

1,848 units (the “Units”) are held of record by SP Millennium L.L.C. (“SP Millennium”).  SP Special L.L.C. (“SP Special”) is the managing member of SP Millennium.  Pursuant to the Operating Agreement of SP Millennium, SP Special has the power to vote or dispose of the Units held by SP Millennium.  SP Real Estate L.L.C. (“SP Real Estate”) is the sole member and 100% owner of SP Special.  SP Investments L.L.C. (“SP Investments”) is the sole member and 100% owner of SP Real Estate.  SP Real Estate and SP Investments are therefore deemed to beneficially own the Units held by SP Millennium.  Messrs. Pfleger and Orehek together own 100% of SP Investments.  Messrs. Pfleger and Orehek, by reason of their indirect ownership of SP Special, share the power to vote or dispose of the Units held by SP Millennium.

Mr. Pfleger is also the sole owner of Interfinancial Real Estate Management Company (“IREMCO”), a Washington corporation and the general partner of the Partnership.  IREMCO holds an additional 379 units of limited partnership interests in the partnership.  Mr. Pfeger shares voting and dispositive power over these 379 units with IREMCO.

(b) Percent of class: For information regarding percent of class with respect to the above listed shares, see Item 11 of the Cover Pages.
(c) Number of shares as to which the person has: For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Pages.
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of chancing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2004

SP MILLENNIUM L.L.C.

By: SP Special L.L.C., Manager
By: SP Real Estate L.L.C., its sole member
By: SP Investments II L.L.C., its sole member

By:	/s/ John M. Orehek
John M. Orehek, Manager

SP SPECIAL L.L.C.
By: SP Real Estate L.L.C., its sole member
By: SP Investments II L.L.C., its sole member

By:	/s/ John M. Orehek
John M. Orehek, Manager

SP REAL ESTATE L.L.C.
By: SP Investments II L.L.C., its sole member

By:	/s/ John M. Orehek
John M. Orehek, Manager

SP INVESTMENTS II L.L.C.

By:	/s/ John M. Orehek
John M. Orehek, Manager

/s/ Paul H. Pfleger
Paul H. Pfleger

/s/ John M. Orehek
John M. Orehek

Exhibit 1: Joint Filing Agreement